Power
Financial
Corporation

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

RECEIVED
2007 JUN -6 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

SUPPL

June 4, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notification under Rule 12g3-2(f)
File No. 82-1716

Ladies and Gentlemen:

Reference is made to the application (the "Application") of Power Financial Corporation (the "Corporation") to claim the exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act") in respect of its common shares.

Pursuant to Rule 12g3-2(f) under the Act, the Corporation hereby advises the Commission that, in lieu of furnishing materials to the Commission pursuant to Rule 12g3-2(b), those materials will be available through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or, if not required to be posted on SEDAR, on the Corporation's website at www.powerfinancial.com.

This letter shall be deemed an amendment to the Application.

Please address any questions or comments with regard to this letter to our United States counsel, Jessica Forbes at Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, telephone 212-859-8558 or Jessica.Forbes@friedfrank.com.

Very truly yours,

Power Financial Corporation

By: ______________________
Name: Edward Johnson
Title: Senior Vice-President,
General Counsel and Secretary

07024166

END